O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
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May 13, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 22nd, 2015 (the “Soliciting Material”)
by Blue Clay Capital Partners CO III, LP, et al. (“Blue Clay”)
File Number: 000-25121

Correspondence dated April 27th, 2015, in response to comment letter from the Division of Corporation Finance dated April 23rd, 2015

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated May 5, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Blue Clay and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Material.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

DFAN14A filing made on April 22nd, 2015 / Correspondence dated April 27th 2015

1.
We have reviewed the information offered to support the participants’ assertion that the registrant’s share price “should be 136% greater without poor capital allocation decisions.” Please advise us, with a view toward revised disclosure, of the basis for the belief that capital was raised at “highly dilutive prices.” In addition, please explain why the referenced capital raising transactions constitute “poor capital allocation decisions” given the registrant’s statement in its 2009 Form 10-K that two capital raising transactions significantly improved its liquidity and financial flexibility.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 13, 2015

Blue Clay’s premise is that the capital raises conducted by the Company were themselves the product of, and must therefore be viewed in the context of, a number of poor capital allocation decisions made by the Board of Directors of the Company (the “Board”), including aggressive share repurchases in 1999 and again from 2003 to 2007.  In particular, the Board determined to fund the Company’s 2007 repurchases with short-term bank debt that included onerous covenants which the Company eventually violated.

Blue Clay asserts that the Company’s capital raises were highly dilutive because the Company sold shares at significantly lower prices than it had repurchased shares during the preceding periods; the intervening and precipitous declines in the Company’s share price were directly attributable to poor capital allocation decisions by the Board, as further detailed below.  In 1999, the Company spent $12.7 million repurchasing 1.8 million shares at an average price of $6.94 per share.(1)  After the Company’s share price declined 98.5% from its 1999 high of $22.67 to its 2001 low of $0.33, the Company raised $16.3 million by selling 24.5 million shares at an average price of $0.67 per share in 2001 (9.6% of the average price paid to repurchase shares in 1999).

Between 2003 and 2007, the Company spent $284.0 million repurchasing 17.2 million shares at an average price of $16.55 per share (including spending $131.9 million to repurchase 7.6 million shares in 2007 at an average price of $17.32 per share).  After the Company’s share price declined 99.3% from its 2006 high of $27.72 to its 2008 low of $0.19, the Company raised $29.7 million by selling 8.6 million shares in 2009 at an average price of $3.44 per share (19.8% of the average price paid to repurchase shares in 2007).  In its Form 10-K for its 2008 fiscal year, the Company itself acknowledged that the issuance of additional equity securities to address covenant violations that had occurred under the bank debt incurred to fund the 2007 repurchases “could be substantially dilutive to our existing shareholders.”

Blue Clay highlights slide 40 of its investor presentation, which demonstrates the poor capital allocation decisions between 2006 and 2008 that Blue Clay believes precipitated the Company’s steep share price decline and directly led to the Company’s dilutive capital raises in 2009.  During this period, the Company decided to move into a new headquarters (in 2007), more than doubling its corporate footprint (by taking on an additional 159,000 square foot facility while retaining its existing 122,000 square foot facility), and commenced a SAP implementation (in 2006) that was ultimately scrapped and resulted in the Company having to recognize a $27.6 million asset impairment in 2008.  In addition, the Board determined to pursue an aggressive share repurchase program in 2007 funded with short-term bank debt that included onerous covenants, the violation of which created the need for the additional capital to remedy the Company’s defaults.  The Board’s decision to incur this indebtedness in Q2 2007 was made in spite of declining business, industry and economic fundamentals, including same store sale comparisons that began to decline in Q2 2006, turned negative in Q4 2006 (-9%) and continued to decline by 11% in Q1 2007 and 14% in Q2 2007.  Furthermore, Blue Clay notes that the Company had positive cash flow from operations each year during this period, generating $44.0 million, $3.0 million and $66.6 million in 2007, 2008 and 2009, respectively, which indicates to Blue Clay that with proper deployment of cash flow generated, the Company would not have needed to conduct dilutive capital raises.

(1) All stock prices reflect the Company’s 3:2 split effective as of June 2006.

May 13, 2015

Blue Clay therefore contends that the Board’s decisions to conduct dilutive equity financings are inextricably linked to, and must be viewed together as an entirety with, the poor capital allocation decisions that destroyed significant value for all shareholders, prompting the Company to raise capital at historically low valuations.

2.
Slide number 41 indicates that the registrant has engaged in “destructive capital allocation decisions.” This assertion assumes the registrant should not have issued equity or could have undertaken an alternate means of raising capital. Please provide us with support for the participants’ quoted characterization of the registrant’s capital raising decisions. For example, the participants may wish to substantiate that Select Comfort’s capital raising decisions were destructive, if true, by providing data that demonstrates:

a) the prices at which the registrant sold equity at each issuance event were unusually low relative to the market price for the registrant’s equity at this point in time; and/or

b) the registrant could have avoided selling equity and funded itself in some other way at a significantly lower cost of capital; and/or

c) the registrant could have decided not to issue equity, and that this decision would have been optimal at the time in comparison to any capital allocation decisions.

Reference is made to Blue Clay’s response to comment 1 above.  In addition, Blue Clay believes that the following events provides an instructive window into the Board’s questionable decisions to issue equity at a significant discount to then current market prices, as well as alternative equity financing options available to the Company that would have enabled all shareholders to participate and avoid the substantial dilution that occurred.

Following the Board’s value-destructive capital allocation decisions from 2006 to 2008 that gave rise to the need for additional capital, the Board approved a transaction in May 2009 whereby the Company would issue 50 million shares at $0.70 per share (a 30% discount to the closing price of the Company’s stock the day prior to the Board’s approval) to a single investor, Sterling SC Investor, LLC (“Sterling”), which would have given Sterling a 52.5% ownership interest in the Company.  However, shareholders recognized this transaction was not in their best interests and voted against this financing.  In addition, two independent directors, who had the largest direct shareholdings among all Board members at the time and who have since left the Board, did not approve this transaction, believing that the proposed $35 million capital raise was excessive and unfairly favored a single investor, and instead supported a rights offering that would have given all shareholders the opportunity to participate in the financing and maintain their pro rata interests in the Company.

May 13, 2015

Following shareholders’ rejection of the Sterling transaction, the Company nonetheless pursued another transaction with Sterling on October 2, 2009, this time issuing 2.5 million shares at a purchase price of $4.00 per share, together with warrants to purchase 2.0 million shares at an exercise price of $0.01 per share.  As a result, the Company raised $10 million by issuing an aggregate of 4.5 million shares at an effective average price of $2.23 per share, a 50.6% discount to the closing price of the Company’s stock on October 1, 2009.  Again, the Board elected to pursue a transaction that gave preferential treatment to a single investor at a steep discount to then current market prices rather than an equity financing that would have treated all shareholders equally.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell